SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                   Commission File Number 0-2642

(Check one):  |_| Form 10-K and Form 10-KSB |_| Form 11-K
|_| Form 20-F |X| Form 10-Q and Form 10-QSB |_| Form N-SAR

      For period ended March 31, 1999
                       ---------------------------------------------------------

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

      For the transition period ended___________________________________________

      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

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                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant TRIDENT ROWAN GROUP, INC.
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      Former name if applicable
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                              Two Worlds Fair Drive
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            Address of principal executive office (Street and Number)

                                Franklin Township
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      City, State and Zip Code Somerset, New Jersey 08873
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                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |_| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company has been significantly delayed in completing the work necessary to complete the 1998 Annual Report on Form 10-K. The delay is attributable to several factors. Until the Annual Report can be completed, which the company expects will occur within five business days, the Company cannot allocate its personnel to prepare, complete and file its Quarterly Report on Form 10-Q.

      The factors resulting in the delay in completion of the Annual Report were the result of two situations which, individually and collectively, critically affected the immediate viability of the Company, and each of which were the subject of unfolding uncertainties during the early months of 1999 which were believed by the Company to be subject to imminent resolution. Had the Company completed and filed the Annual Report, without the prior resolution of these situations, the resulting description of the financial condition of the Company on a presumptively worst case basis could have unavoidably misled shareholders since resolution was in fact expected and these matters were in a state of fluidity. Indeed, as expected, all matters have in fact been resolved, although not as expeditiously as initially hoped. The situations were these:

      1. The merger of the Company's Moto Guzzi Corp. subsidiary into North Atlantic Acquisition Corp., which had been expected to be consummated in the fall of 1998, was not consummated until March 4, 1999. During the fall, Moto Guzzi developed serious and unanticipated liquidity shortages which, if not ameliorated, jeopardized its operations. The completion of the merger, which provided approximately $8 million for Moto Guzzi's operations, and ameliorated the cash shortage, thus became an essential prerequisite to the viability of Moto Guzzi, and, by extension, to the Company. Since the completion of the merger was believed to be strictly only a matter of timing, the Company believed that commencing the audit procedure during the customary period, with this fundamental issue expected to be resolved imminently, would have been wasteful and unproductive. The Company's financial personnel, in fact, were devoted almost entirely to the accomplishment of the merger, and the financial "crisis management" of Moto Guzzi. This left insufficient time to dedicate to the year end financial statements and to the auditors. The timing of the consummation of the merger, however, was unfortunately too close to the required date of filing of the Annual Report to achieve completion of all necessary procedures by the Company.

      2. As the Company previously reported in a Current Report on Form 8-K, because of the cash shortage at Moto Guzzi and the delay in completion of the merger, the Company indebted to certain principal shareholders on October 1, 1998 as a result of bridge financing they provided while the above-described merger remained


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            pending. The loans, in the amount of $2 million and Lit. 3 billion, were due and payable upon consummation of the merger and March 31, 1999, respectively. The Company was unable timely to repay the loans and was in negotiation with the shareholder-lenders to extend the due date. The amount of the loans were of sufficient size that formal default and ensuing enforcement could have threatened the Company's viability. Since the lenders were, at the time of the bridge loan, controlling shareholders of the Company and remain principal shareholders, the Company was optimistic that resolution could be achieved. While the loans remained unpaid and the negotiations were ongoing, however, which, again, were expected to be concluded with dispatch, the Company believed that disclosure of the nonpayment prior to resolution would have been misleading. Resolution was achieved on May 10, the Lit. 3 billion loan was repaid on May 13 and the $2 million loan has been extended until June 30.

      The Company expects to file its Quarterly Report on Form 10-Q for the period ended March 31, 1999 within five calendar days of the filing of its Annual Report on Form 10-K.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

    David Lerner                                          212-735-8609
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       (Name)                                    (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      1998 Annual Report on From 10-K

                                                                  |_| Yes |X| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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The quarterly report for the period ended March 31, 1999 will reflect the March
4, 1999 consummation of the merger of the Company's Moto Guzzi Corp. subsidiary with and into North Atlantic Acquisition Corp. As noted below, the Company will report a gain of Lit. 25.8 billion ($14.4 million) as a result of the merger.

Although North Atlantic was the surviving entity in the merger, the merger has been accounted for as a reverse acquisition by Moto Guzzi Corp. Accordingly, the results reported in the quarter ended March 31, 1999 and March 31, 1998 are those of Moto Guzzi Corp. and not those of North Atlantic Acquisition Corp., a non-operating company formed only for the purpose of acquiring or merging with an operating business.

The results of operations of Moto Guzzi Corp. for the quarter ended March 31, 1999 compared to the corresponding quarter of 1998 reflect the following significant changes:

Net sales decreased by Lit. 8.0 billion or 31.3% from Lit. 25.6 billion to Lit.
17.6 billion and sales units decreased from 1,717 in 1998 to 1,218 in 1999. The decreases resulted from two factors: 1) the first quarter of 1998 included Lit.
3.8 billion of net sales attributable to a 1997 public administration order which was fulfilled early in 1998; and 2) sales and production in the first quarter of 1999 were significantly affected by the lack of supply of components the delivery of which were delayed because of Moto Guzzi's liquidity difficulties.

Gross margins decreased from Lit. 4.7 billion in the first quarter of 1998 to a small negative margin in the first quarter of 1999. The changes results from: 1) gross margin of approximately Lit. 1.0 billion not present in 1999 on the public adminstration order noted above; 2) selective promotions of older models were made in January and February 1999 (continued from the last quarter of 1998) in an attempt to generate liqudity from sales; and 3) significantly decreased production levels, from 1,465 in 1998 to 1,135 in 1999, due to non supply of components, with the consequence that fixed production costs were absorbed over lower production volumes in 1999.

Selling, general and administrative expenses increased from Lit. 3.3 billion in 1998 to Lit. 3.9 billion in 1999 reflecting increased selling costs and general management costs. Research and development expense decreased from Lit. 0.9 billion in 1998 to Lit. 0.5 billion as the Company limited expenditures.

Interest expense was substantially unchanged at Lit. 1.0 billion, as the effects of lower interest rates were offset by increased levels of indebtedness.

As a result of the above factors, net loss in the quarter to March 31, 1999 increased to Lit. 5.4 billion compared to Lit. 0.8 billion in the comparative 1998 quarter.

The results of operations of the Company's L.I.T.A. subsidiary are not materially changed from the comparable period in the prior year.

The Company recorded a gain on the Moto Guzzi Corp. merger of approximately Lit.
25.8 billion ($14.4 million), which will substantially, if not completely, eliminate the deficit in shareholders' equity.


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                            TRIDENT ROWAN GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 18, 1999                         By Mark S. Hauser
     -----------------------------           -----------------------------------
                                             Mark S. Hauser, President

            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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